
11005150




ENBRIDGE

Annual Review

# 2010

Enbridge Energy Partners, L.P.
Enbridge Energy Management, L.L.C.

Table of Contents



# Investment Overview

## Annual Distributions

Per Unit Dollars



3.7000
3.7250
3.8800
3.9600
4.0475
06
07
08
09
10


## Attractive Yield

An investment in Enbridge Energy Partners offers an attractive yield coupled with a favorable tax treatment resulting in a high tax deferral rate for investors. While we operate under a low-risk business model, our yield is among the highest when compared to other large capitalization, investment-grade Master Limited Partnerships (MLPs) or when compared to other asset classes such as Real Estate Investment Trusts (REITs).

## Low-risk Business Model

Enbridge Energy Partners maintains a diversified portfolio of crude oil long-haul pipelines, crude oil storage facilities and natural gas and gathering, treating and processing facilities located in the United States. As a midstream company, a high percentage of our revenues is derived from long-term, fee-based agreements, which provide a low-risk proposition to our investors.

## Adjusted Earnings

Per Unit Dollars



2.84
2.82
3.15
2.75
2.91
06
07
08
09
10

Enbridge Energy Partners, L.P. (the Partnership) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Our principal crude oil system is the largest transporter of growing western Canadian crude oil production. The system's deliveries to refining centers and connected carriers in the United States account for approximately 13 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 70 percent of refinery demand in that region. Our natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2.3 billion cubic feet of natural gas daily.

## Liquids Delivery

Average Bpd in Thousands


1,846
1,870
1,956
1,998
2,032
06
07
08
09
10

## Stable Distribution, Prudent Growth

The Partnership has increased its cash distribution by 74 percent in the past 20 years. In our view, distributions have to be sustainable in the long term, and as a result, we believe in increasing distributions when there are solid factors underpinning these increases.

## Strong General Partner

Enbridge Inc. is a leader in the energy delivery business in North America. Enbridge Inc. owns the general partner of Enbridge Energy Partners and is the largest unitholder with an approximate ownership of 26 percent. It controls the Canadian portion of the largest crude oil pipeline system in the world while Enbridge Energy Partners affiliate owns the U.S. portion.

## Natural Gas Deliveries

Average Btu/d in Billions


1,895
2,119
2,521
2,400
2,326
06
07
08
09
10

## Operations Overview


Fort St. John
Fort McMurray
OIL SANDS
Edmonton
Hardisty
Calgary
Seattle
Regina
Portland
Clearbrook
Superior
Toronto
Casper
Delavan
Buffalo
Salt Lake City
Detroit
Chicago
Flanagan
Toledo
Patoka
Wood River
Cushing
ANADARKO BASIN
Dallas
FORT WORTH BASIN
EAST TEXAS BASIN
Houston

**LIQUIDS SYSTEMS**
- EEP Liquids Pipelines
- ENB Liquids Pipelines and Joint Ventures

**NATURAL GAS**
- EEP Natural Gas Pipelines
- ENB Natural Gas Pipelines and Joint Ventures

Enbridge Energy Partners transports crude oil, liquid petroleum, and natural gas and operates natural gas midstream businesses in the Midwest, Mid-Continent and Gulf Coast regions of the United States. With Enbridge Inc., we are uniquely positioned to provide transportation solutions to connect growing crude oil production from Alberta's oil sands to key U.S. refinery markets. Our market strategy for crude oil moving through our Lakehead System has set the stage to secure further penetration into the Midwest and Mid-Continent regions as well as entry into the refining centers of the U.S. Gulf Coast. The Partnership's three large natural gas gathering and processing systems in Texas are located in basins that have experienced active growth in recent years. Our focus is on acquiring assets with strong growth prospects rooted in premium energy basins and on optimizing our systems through enhancing interconnections and processing capabilities.

## Partnership Liquids Business


Clearbrook
Superior
Delavan
Detroit
Chicago
Buffalo
Flanagan
Wood River
Cushing

## Partnership Natural Gas Business


Dallas
Houston

## To Our Unitholders and Shareholders

In 2010, the Partnership and its employees faced one of the most significant challenges since the inception of Enbridge Energy Partners, L.P., in 1991, with the crude oil release on Line 6B near Marshall, Mich. We deeply regret the impact the pipeline release had on the affected communities, and all of us will continue working until the impacted areas are returned to a condition that meets the expectations of residents, government regulators and our own high standards. An investigation by the U.S. National Transportation Safety Board and the Partnership is underway to determine the cause of the incident. Management of the Partnership will discuss the findings of the investigation as soon as it is complete.

Response to the pipeline incident demonstrated the significant strengths of our Partnership, our people and our affiliate, Enbridge Inc. Personnel from all levels and every business unit in Enbridge assisted in the emergency response, cleanup and restoration. On behalf of the Board of Directors, I commend all members of the Enbridge family for their commitment, tireless efforts and dedication.

The Partnership always has made pipeline integrity management programs, maintenance and safety its highest priority. And as a result, we consistently have outperformed industry averages. In 2011, the Partnership will complete a substantial pipeline integrity management program on Line 6B, and we will be retesting several of our pipelines ahead of schedule based on what we have learned to-date from the 2010 incident. We are committed to operating our assets safely and continuing to deliver an attractive, sustainable return to our partners while helping to meet the energy transportation needs of our customers.

While the crude oil release in Marshall was the center of attention, we made significant progress during the year. In 2010, we increased our distribution to $4.11 per unit on an annualized basis—approximately 3 percent over the prior year annual distribution and in-line with our 2-to-5 percent annual growth target. Total unitholder return for the year, including capital appreciation and the distribution, was a very respectable 23 percent. For our bond holders, our investment grade credit ratings were reaffirmed, and we were able to successfully expand our commercial paper program.

Over the last several years we have grown the Partnership predominantly through large growth projects in our crude oil and natural gas businesses. We supplemented this organic growth in 2010 with the acquisition of the Elk City natural gas gathering and processing assets adjacent to our Anadarko System in the Texas panhandle and western Oklahoma. We anticipate that these new assets will contribute approximately $100 million in EBITDA annually once we complete asset integration and expansion activities in the second half of 2011. The Elk City assets are strategically important to the Partnership and will allow us to further capitalize on growth of liquids-rich natural gas in the Granite Wash development, one of the fastest growing tight sands developments in North America.

**We deeply regret the impact the pipeline release had on the affected communities and all of us will continue working until the impacted areas are returned to a condition that meets the expectations of residents, government regulators and our own high standards.**

In 2010 the Partnership announced a series of expansion projects on its North Dakota crude oil transportation system. These projects will provide 145,000 barrels per day (Bpd) of critically needed incremental pipeline capacity from the Bakken and Three Forks formation receipt points. Crude oil production in North









Dakota has grown substantially, and it is forecast that North Dakota could soon be the third-largest state in terms of crude oil production in the U.S. The Partnership is very well positioned to provide transportation services to our customers in the North Dakota and Montana regions.

Each of these projects supports our long-term objective of providing secure and growing cash distributions for our investors. Our business strategies are consistent with prior years. When considering capital investments, we first emphasize development of our existing oil pipelines, storage, natural gas gathering systems and natural gas liquid (NGL) logistics services. We will also pursue acquisitions where we can bring a competitive position to the table; for example, customer relationships, technical expertise, expansion of existing assets or superior market access for our customers. Most importantly, we focus on operational excellence, and this is an area we will be concentrating on aggressively in 2011.

In closing, I want to acknowledge the contributions of Terry McGill, Steve Letwin and George Petty to the Partnership as well as the support of our unitholders and bond holders. As part of Enbridge's reorganization efforts, Terry has assumed expanded responsibilities for natural gas pipeline operations for all of Enbridge, including the Partnership's natural gas assets. In addition, Terry continues as a member of the Partnership's Board of Directors. After many years of service, Steve Letwin retired from Enbridge in 2010. Steve always has been a strong contributor to the Partnership, and we wish him the best in his retirement. George Petty retired from our Board of Directors on January 19, 2011, after nearly 10 years of thoughtful and dedicated service to the Partnership. Finally, our investors were steadfast in their support of the Partnership through the very difficult times in 2010; investor confidence in the Partnership, Enbridge and our management team was incredible.

**Mark Maki**
*President, Enbridge Energy Management, L.L.C.*
*on behalf of Enbridge Energy Partners, L.P.*

Business Overview

# Liquids Business

## Lakehead System

**The Lakehead System, the U.S. portion of the world's longest liquid petroleum pipeline system, is a common carrier pipeline that serves as the primary transporter of crude oil and liquid petroleum to the United States from western Canada, supplying the major refining markets in the U.S. Great Lakes and upper Midwest and Ontario, Canada. The U.S. right-of-way incorporates six separate and parallel crude oil and liquid petroleum pipelines. The Lakehead System offers shippers increased access to the Mid-Continent and Gulf Coast markets through the Cushing, Okla. hub via an interconnect near Chicago to Enbridge Inc.'s Spearhead Pipeline.**

## Major Liquids Business Facts

### Lakehead System

Length:
**5,100** miles of crude oil and liquid petroleum pipe
Storage tanks: **73** crude oil

### Mid-Continent System

Length:
**430** miles of crude oil pipe
Storage tanks: **96** crude oil

### North Dakota System

Length:
**970** miles of gathering & transmission pipe
Storage tanks: **11** crude oil



*Construction of the Alberta Clipper pipeline across North Dakota and Minnesota included several river crossings, which required special techniques. Shown here is a horizontal directional drill (HDD) that allows construction to take place with minimal effect to sensitive environmental areas. This particular HDD crossed beneath the Mississippi River in early January 2010.*

## Liquids Business

In 2010, average daily deliveries from the Lakehead System increased by 0.3 percent from the same period in 2009. Deliveries in 2010 averaged 1.655 million Bpd compared with 1.650 million Bpd in 2009.

Two crude oil releases on our Lakehead System's Lines 6A and 6B in 2010 contributed to an overall operating loss of $24.7 million. We estimate these incidents will require aggregate gross remediation costs of $595 million before insurance recoveries and excluding fines and penalties. The operating loss was partially offset by transportation rate increases, start-up of our Alberta Clipper pipeline, higher average crude oil prices and higher delivered volumes on our Lakehead and North Dakota Systems.

### Mid-Continent System

Our Mid-Continent System consists of more than 430 miles of pipeline and transports crude oil from Cushing, Okla., to Wood River, Ill. In addition, there are 96 storage tanks, ranging in size from 57,000 to 575,000 barrels, at our Cushing and El Dorado, Kan., terminals with a total capacity of 15.9 million barrels.

In 2010, the Mid-Continent System recorded average deliveries of 212,000 Bpd, a reduction from 2009 deliveries of 238,000 Bpd, resulting from removing the West Tulsa crude oil pipeline from service in September 2010 due to a significant decrease in throughput on the pipeline.

### North Dakota System

Our North Dakota System, comprised of approximately 240 miles of crude oil gathering and a 730-mile interstate transmission pipeline, continues to play a vital role in transporting crude oil from the Bakken formation, where limited transportation options exist, to refineries in the U.S. Midwest and beyond. Phase VI of our North Dakota System expansion was placed into service in January 2010, increasing capacity from 110,000 Bpd to 161,000 Bpd.

In August 2010, we announced the Bakken Expansion program, or the Bakken Program: a joint crude oil pipeline expansion project series with Enbridge Inc. The Bakken Program will follow our existing rights-of-way in the United States and those of the Enbridge Income Fund Holdings in Canada. A prelude to the Bakken Program, the Portal Reversal Expansion Project (PREP), will reactivate and reverse the idled Line 26 pipeline between Berthold, N.D., and Steelman, Saskatchewan, providing an initial 25,000 Bpd beginning in early 2011 at a cost of approximately $9 million. When the entire Bakken Program is completed, the takeaway capacity will be increased by 145,000 Bpd, with additional expansion available to further increase the takeaway capacity to 325,000 Bpd. The U.S. portion of the Bakken Program has an estimated cost of $370 million and is expected to be in-service in the first quarter 2013.



*Manhattan (Ill.) Terminal began operations in July 2010. The terminal is the start of the Southern Lights pipeline, which transports diluent to Alberta, Canada.*

### Looking Forward

We will be focused on the continued expansion of our North Dakota System in 2011 as producers seek access to prime markets for the increasing production coming out of the Bakken and Three Forks formations. Our intensive pipeline integrity maintenance plan will continue this year throughout the Enbridge system, using data obtained through inline inspection tools. Our integrity maintenance work in 2011 will include an accelerated process of inspections, testing and refurbishment on Line 6B and the replacement of a 3,600-foot section of Line 6B under the St. Clair River in Michigan. The total cost for the 2011 work is an estimated $110 million.

### 2010 Releases on the Lakehead System

The crude oil releases from Lines 6A and 6B on our Lakehead System significantly affected our 2010 operating results. Prior to the leaks, Lines 6A and 6B were operating at approximately 450,000 Bpd and 190,000 Bpd, respectively. The lines were out of service for eight and 63 days, respectively.



*Construction of the Alberta Clipper pipeline in January 2010 crossed the four lanes of Interstate 35 without hampering traffic flow.*

### Line 6B

On July 26, 2010, a leak on Line 6B was reported near Marshall, Mich. We estimate that approximately 20,000 barrels of crude oil leaked at the site, a portion of which reached the Kalamazoo River, affecting 38 miles of area along the river and Talmadge Creek, a river tributary between Marshall and downstream of Battle Creek, Mich. A significant portion of the effort to cleanup, remediate and restore the areas affected by the release was performed by the end of 2010. Cleanup along the affected waterways will continue during 2011.

Responding to the needs of the affected communities was also a vital part of the spill response, so we:

- Opened community centers in Marshall and Battle Creek within days of the incident;
- Processed more than 2,350 claims;
- Handled more than 11,000 calls through a special hotline;
- Operated a wildlife response center to clean and care for affected animals;
- Initiated a targeted home purchase program to help maintain property values near affected waterways and minimize adverse impacts to the area housing market. As of February 1, 2011, the company had purchased more than 72 homes.

To date, a significant portion of the released crude oil has been recovered and re-injected into our storage facilities. Cleanup along the affected waterways will continue during 2011.

The estimated aggregated gross cost for this incident, before insurance recoveries and not including fines and penalties, is $550 million; we expect to pay approximately 90 percent of estimated costs in 2011.

### Line 6A

A leak was reported on the Lakehead System's Line 6A in an industrial area of Romeoville, Ill., on September 9, 2010. Approximately 9,000 barrels of crude oil was released of which 1,400 barrels were removed from the pipeline as part of the repair; all but a small amount was recovered. We completed excavation and replacement of the pipeline segment, returning it to service on September 17, 2010. We estimate a gross remediation cost of $45 million prior to insurance recoveries, fines and penalties.

Business Overview

# Natural Gas Business



*Located in east Texas, our Henderson natural gas processing plant comprises a cryogenic facility and a propane refrigeration facility.*



**We own and operate natural gas gathering, treating, processing and transportation systems as well as trucking, rail and liquids marketing operations. We purchase and gather natural gas from the wellhead and deliver it to plants for treating and/or processing and to intrastate or interstate pipelines for transmission to wholesale customers and local distribution companies.**

**Major Natural Gas System Facts**

East Texas System
Length:
**3,800** miles of gathering & transmission pipe
Plants: **9** treating, **7** processing

Anadarko System
Length:
**2,800** miles of gathering & transmission pipe
Plants: **10** processing, **1** treating

North Texas System
Length:
**4,600** miles of gathering pipe
Plants: **9** processing

## Natural Gas Business

Our natural gas gathering and processing (G&P) assets are located in basins that have experienced active drilling in recent years: the East Texas Basin, the Fort Worth Basin and the Anadarko Basin.

### East Texas System

The East Texas System is primarily located in the East Texas Basin. The Bossier trend, located on the western side of our East Texas System, has been the driver of growth on our East Texas System in previous years. Bossier trend production grew from 650 MMcf/d in 1997 to 2,400 MMcf/d in March 2009 but has since seen a decrease due to the drop in natural gas prices. This decreased drilling activity in the Bossier trend is expected to be more than offset by the increased activity in and around the Haynesville Shale, which may be one of the largest natural gas discoveries in the United States.

To address the continuing strong growth in natural gas production in East Texas and the resource potential of the Haynesville Shale, we announced plans to construct three lateral pipelines into the Haynesville Shale producing areas of East Texas and a large-diameter lateral pipeline from Shelby County to Carthage in Panola County, Texas, which will further expand our recently completed Shelby County Loop. The expansion will increase the capacity of our East Texas System by 900 MMcf/d. A portion of the project was completed during the second quarter 2010 and the main trunkline to Carthage, in December 2010; the remainder will be constructed through the second quarter 2011.

Our East Texas System is comprised of approximately 3,800 miles of natural gas gathering and transportation pipelines, nine natural gas treating plants and seven natural gas processing plants, including three hydrocarbon dewpoint control facilities or HCDP plants.

### North Texas System

A substantial portion of natural gas on our North Texas System is produced in the Barnett Shale area within the Fort Worth Basin conglomerate, a mature zone experiencing slow production decline. In contrast, the Barnett Shale area is one of the more active natural gas plays in North America; technological advances in fracturing the shale formation allows commercial production of these natural gas reserves.

Barnett Shale production has risen from approximately 110 MMcf/d in 1999 to approximately 5,450 MMcf/d by September 2010. We anticipate throughput on the North Texas System will increase modestly as a result of continued Barnett Shale development.

The North Texas System includes approximately 4,600 miles of natural gas gathering pipelines and nine natural gas processing plants.

### Anadarko System

Our Anadarko System is within the Anadarko Basin and has experienced considerable growth as a result of the rapid development of the Granite Wash play in the Texas Panhandle. Favorable pricing for NGLs relative to the lower natural gas prices and the high content of NGLs and condensate in the natural gas stream in the Granite Wash formation has encouraged producers to increase production. While natural gas production remains below the peak level experienced in 2008, the number of active rigs in the region increased 94 percent in 2010 from the lows of 2009.

In response to the increased supply of natural gas and NGLs and the increased demand for our services in the Anadarko region, we acquired the Elk City System, located in the Texas Panhandle and southwestern Oklahoma, in September 2010.

In response to the increased supply of natural gas and NGLs and the increased demand for our services in the Anadarko region, we acquired the Elk City System, located in the Texas Panhandle and southwestern Oklahoma, in September 2010. The Elk City System includes one carbon dioxide treating plant and three cryogenic gas processing plants with a total capacity of 370 MMcf/d and a combined current NGL production capability of 20,000 Bpd, enabling us to process greater volumes of natural gas resulting from the increased production in the Granite Wash formation. To further alleviate capacity constraints, we are also constructing an additional cryogenic processing plant, the Allison plant, which will have a planned capacity of 150 MMcf/d and is expected to be in service by late 2011. When operational, this plant will increase our Anadarko System's

facilities to wholesale customers, such as distributors, refiners and chemical facilities. In addition, our trucking and liquids marketing operations resell these products.

In October 2010, we acquired the assets of a South Texas common carrier trucking company for $10.3 million to meet the growing supply of NGLs, condensate and crude oil from our processing facilities and





*Left: At the Marquez plant on our North Texas System, six generators power most of the facility, providing significant energy cost savings. Right: Chris Tynes at Dufour Petroleum, DPI, loads propane into a trailer. DPI uses the Smart-Hose passive shutdown system to guard against accidental product releases during loading and unloading.*

total processing capacity to approximately 950 MMcf/d.

The Anadarko System consists of approximately 2,800 miles of natural gas gathering and transportation pipelines in southwest Oklahoma and the Texas Panhandle, one natural gas treating plant and 10 natural gas processing plants, including the assets obtained in the Elk City acquisition.

**Other Natural Gas Businesses:**
The Partnership's natural gas business also includes trucking, rail and liquids marketing operations through our subsidiary Dufour Petroleum. These operations include the transportation of NGLs, crude oil and other products by truck and railcar from wellheads and treating, processing and fractionation

capitalize on the opportunity to better serve our U.S. Gulf Coast customers. Dufour operates a fleet of approximately 280 trucks, 125 railcars and 390 trailers.

The Partnership's natural gas marketing business, Enbridge Marketing, provides natural gas supply, transportation, balancing, storage and sales services to industrial, utility, power plant end-use customers and marketing companies at various market hubs. Our marketing group's primary objectives are to maximize the value of the natural gas purchased by our gathering systems and the throughput on our gathering and intrastate wholesale customer pipelines and to mitigate risk.

## Members of the Enbridge Energy Company, Inc. (EECI) and Enbridge Energy Management, L.L.C. (EEQ) Boards of Directors


ENBRIDGE

***Martha O. Hesse** is chairman of the boards effective May 1, 2007 and is a member of the boards' Audit, Finance and Risk Committees.*

***Jeffrey A. Connelly** was elected a director of EECI and EEQ in January 2003 and serves as the chairman of the boards' Audit, Finance and Risk Committees.*

***J. Herbert England** was elected a director of EECI and EEQ in July 2010 and is a member of the boards' Audit, Finance and Risk Committees.*

***Mark A. Maki** was elected president of EEQ and a director of EEQ and EECI in October 2010.*

***Al Monaco** was elected a director of EECI and EEQ in October 2010 and is president, Gas Pipelines, Green Energy & International.*

***Terrance L. McGill** was elected president of EECI and a director of EECI and EEQ in May 2006.*

***Dan Westbrook** was elected a director of EECI and EEQ in October 2007 and is a member of the boards' Audit, Finance and Risk Committees.*

***Stephen J. Wuori** was elected a director of EECI and EEQ in January 2008 and is the executive vice president – Liquids Pipelines.*

## Governance and Social Responsibility

At Enbridge Energy Partners, L.P., our commitment to ethical conduct, social responsibility and good governance is a core value in driving our business practices. Social responsibility and the promotion of a sustainable future are firmly united with our strong financial performance.

The boards of directors, management team and our talented employees together foster the success of Enbridge Energy Partners, L.P. and Enbridge Energy Management, L.L.C. The boards provide guidance on our long-range strategic planning and approve all significant decisions that affect our direction. The governance provided by the experienced boards and the value of ties with Enbridge on mutually beneficial expansions are strengths that will contribute to future long-term success.

## A Choice of Investments

Two alternatives are available for equity investors wanting to own an interest in the Partnership's portfolio of energy transportation assets. The first is via class A common units representing limited partner ownership interests of Enbridge Energy Partners, L.P., which are publicly traded on the New York Stock Exchange (NYSE) under the symbol EEP. These units represent a direct interest in a traditional master limited partnership. An investment in a partnership differs in a number of significant ways from an investment in a corporation.


ENBRIDGE INC.
(NYSE:ENB)
(TSX:ENB)
100% INDIRECTLY OWNED
ENBRIDGE ENERGY COMPANY, INC.
VOTING SHARE
17.2%
2% GENERAL PARTNER INTEREST AND 22.7% LIMITED PARTNER INTEREST
ENBRIDGE ENERGY MANAGEMENT, L.L.C. (NYSE:EEQ)
82.8%
PUBLIC
MANAGEMENT AND CONTROL
12.9% LIMITED PARTNER INTEREST (I-UNITS)
ENBRIDGE ENERGY PARTNERS, L.P. (NYSE:EEP)
62.3%
PUBLIC

- A unitholder (partner) in a publicly traded partnership owns units of the partnership rather than shares of stock and receives cash distributions rather than dividends. Cash distributions received generally reduce a partner's tax basis in the partnership. The cash distributions are not taxable as long as the partner's tax basis exceeds zero.
- Typically, a corporation is subject to federal and state income taxes, but a partnership is not. All of the income, gains, losses and deductions of a partnership are passed through to its partners, who are required to show their allocated share of these amounts on their income tax returns. Allocated taxable income increases a partner's tax basis in the partnership.
- In late February, partners are provided a tax package (Schedule K-1) required for preparation of their personal income tax returns. By comparison, a corporate stockholder typically receives a Form 1099 in late January detailing required tax data.

The second choice available to equity investors is shares of Enbridge Energy Management, L.L.C., which is a limited liability company that trades publicly on the NYSE under the symbol EEQ. These shares represent an indirect investment in Enbridge Partners since Enbridge Management's only investment is its interest in the Partnership. Further, the performance of Enbridge Management shares is generally expected to track that of the Partnership, since its shares are maintained on a one-for-one basis with a specific class of Enbridge Partners limited partner units. An investment in EEQ shares differs from an investment in EEP partnership units in a number of significant ways.

- Enbridge Management shareholders receive quarterly distributions in the form of additional shares. The distributions are comparable in value to the quarterly cash distributions paid to unitholders of Enbridge Partners.
- Enbridge Management distributions are not taxable when received, and shareholders are not issued either a Schedule K-1 or a 1099 tax form. The sale of Enbridge Management shares is generally subject to capital gains treatment, thus providing a tax-efficient form of investment.
- These investment attributes result in shares of Enbridge Management that are attractive to many individual investors. In addition, Enbridge Management is classified as a corporation for federal income tax purposes, making ownership of its shares a more suitable investment for mutual funds and tax-exempt investors than direct ownership of partnership units.

# Financial Highlights

| | For the year ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2010** | 2009 | 2008 | 2007 | 2006 |
| Financial (dollars in millions) | | | | | |
| Operating revenue | **$ 7,736.1** | $ 5,731.8 | $ 9,898.7 | $ 7,172.1 | $ 6,400.2 |
| Net income (loss) | **(137.9)** | 328.0 | 403.2 | 249.5 | 284.9 |
| Adjusted operating income* | **746.8** | 614.0 | 532.7 | 381.2 | 326.8 |
| Adjusted net income* | **422.0** | 377.1 | 355.3 | 281.1 | 228.8 |
| Per Unit (In dollars) | | | | | |
| Net income (loss) | **(2.18)** | 2.24 | 3.64 | 2.46 | 3.62 |
| Adjusted net income* | **2.91** | 2.75 | 3.15 | 2.82 | 2.84 |
| Cash distributions | **4.0475** | 3.9600 | 3.8800 | 3.7250 | 3.7000 |
| Operating | | | | | |
| Deliveries Liquids Segment (Bpd in thousands) | | | | | |
| Lakehead System | **1,655** | 1,650 | 1,620 | 1,543 | 1,517 |
| North Dakota System | **165** | 110 | 105 | 91 | 85 |
| Mid-Continent System | **212** | 238 | 231 | 236 | 244 |
| Total | **2,032** | 1,998 | 1,956 | 1,870 | 1,846 |
| Deliveries Natural Gas Segment (Btu/d in billions) | | | | | |
| East Texas System | **1,259** | 1,443 | 1,479 | 1,180 | 1,019 |
| Anadarko System | **711** | 570 | 647 | 591 | 582 |
| North Texas System | **356** | 387 | 395 | 348 | 294 |
| Total | **2,326** | 2,400 | 2,521 | 2,119 | 1,895 |

*Adjusted to eliminate certain noncash items and sale of nonstrategic assets. (See reconciliations to GAAP measure below.)

**Non-GAAP Reconciliations:** Adjusted income figures are provided to illustrate trends absent certain unusual transactions—such as the occasional sale of nonstrategic assets—and excluding adjustments that affect earnings but do not impact cash flow, such as derivative fair value losses and gains. These noncash losses and gains result from fair market value adjustments for certain financial derivatives used by the Partnership for hedging purposes that, nevertheless, do not qualify for hedge accounting treatment under the applicable authoritative accounting guidance.

## Adjusted Financial Highlights

| | For the year ended December 31, | | | | |
|---|---|---|---|---|---|
| (Unaudited, in millions except per unit amounts) | **2010** | 2009 | 2008 | 2007 | 2006 |
| Operating income | **$ 127.3** | $ 616.6 | $ 580.6 | $ 318.4 | $ 382.9 |
| Noncash derivative fair value losses (gains) | **5.1** | 15.7 | (68.8) | 62.8 | (64.4) |
| Hurricane impact | **—** | — | 15.1 | — | — |
| Expired joint tariff revenues | **(6.9)** | (18.3) | — | — | — |
| Lines 6A and 6B incident expenses | **595.0** | — | — | — | — |
| Lines 6A and 6B incident lost revenues | **16.0** | — | — | — | — |
| Impairment charges | **10.3** | — | — | — | — |
| NGL inventory charges | **—** | — | — | — | 8.3 |
| Project write-offs | **—** | — | 5.8 | — | — |
| Adjusted operating income | **746.8** | 614.0 | 532.7 | 381.2 | 326.8 |
| Interest expense excluding MTM adjustments | **(273.8)** | (230.0) | (180.6) | (98.4) | (110.5) |
| Other income | **17.5** | 13.4 | 1.9 | 4.2 | 8.4 |
| Income tax expense | **(7.9)** | (8.5) | (7.0) | (5.1) | — |
| Income (loss) from discontinued operations | **—** | (0.4) | 8.3 | (0.8) | 4.1 |
| Net income attributable to noncontrolling interest | **(60.6)** | (11.4) | — | — | — |
| Adjusted net income* | **422.0** | 377.1 | 355.3 | 281.1 | 228.8 |
| Allocations to General Partner | **(74.0)** | (57.0) | (48.7) | (37.5) | (29.2) |
| Adjusted net income allocable to limited partners | **$ 348.0** | $ 320.1 | $ 306.6 | $ 243.6 | $ 199.6 |
| Weighted average units | **119.6** | 116.4 | 97.1 | 86.3 | 70.2 |
| Adjusted net income per unit | **$ 2.91** | $ 2.75 | $ 3.15 | $ 2.82 | $ 2.84 |

*Adjusted net income excludes the effect of $64.5 million of losses associated with the disposition of the non-core natural gas assets in 2009 and a gain of $32.6 million in 2007 related to the sale of the Kansas Pipeline System.

# Company Information

| | Q1 | Q2 | Q3 | Q4 |
|---|---|---|---|---|
| Payment Date | **Feb 14** | **May 13** | **Aug 12** | **Nov 14** |
| Record Date | **Feb 4** | **May 6** | **Aug 5** | **Nov 4** |
| Ex-Dividend Date | **Feb 2** | **May 4** | **Aug 3** | **Nov 2** |
| Declaration Date | **Jan 28** | **Apr 27** | **Jul 28** | **Oct 28** |

All dates are tentative until approved by the board of Enbridge Energy Management, L.L.C. To be entitled to a declared distribution, investors must have purchased units or shares at least one business day in advance of the ex-dividend date. Commencing on the ex-dividend date, units and shares trade without entitlement to the recently declared distribution.

| | As of March 3, | | |
|---|---|---|---|
| (In thousands) | **2011** | 2010 | 2009 |
| EEP class A common units | **104,613** | 97,443 | 76,089 |
| EEP class B common unit | **3,913** | 3,913 | 3,913 |
| EEP class C units | **—** | — | 20,314 |
| EEP i-units/EEQ shares | **17,928** | 16,700 | 15,248 |
| Total | **126,454** | 118,056 | 115,564 |

| | As of March 3, | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| EEP unitholders (estimate) | **87,000** | 86,000 | 87,000 |
| EEQ shareholders (estimate) | **19,000** | 10,000 | 11,000 |

| | For the year ended December 31, | | |
|---|---|---|---|
| | **2010** | 2009 | 2008 |
| EEP class A common units | | | |
| High | **$ 63.39** | $ 54.44 | $ 53.45 |
| Low | **38.02** | 24.71 | 22.33 |
| Close | **62.38** | 53.69 | 25.50 |
| EEQ shares | | | |
| High | **$ 64.39** | $ 54.32 | $ 53.99 |
| Low | **40.50** | 23.50 | 21.88 |
| Close | **63.85** | 53.12 | 24.45 |

(the "Partnership"), headquartered in Houston, is a publicly traded master limited partnership (or MLP) engaged in two main businesses: crude oil and natural gas midstream services. The Partnership's major systems serve premium energy basins in North America, which have strong long-term production profiles.

The Partnership's Class A common units, which trade on the New York Stock Exchange (NYSE) under the symbol EEP, are held by approximately 87,000 investors. An additional 19,000 investors hold an indirect interest in the Partnership through ownership of the shares of Enbridge Energy Management, L.L.C. This limited liability company, which manages the business and affairs of the Partnership, trades on the NYSE under the symbol EEQ.

Enbridge Inc. ("Enbridge"), based in Calgary, Alberta, Canada, holds an approximate 25.5 percent interest in the Partnership through its U.S. subsidiary, Enbridge Energy Company, Inc. (the general partner of the Partnership). Enbridge shares trade on the NYSE and the Toronto Stock Exchange under the symbol ENB.

The Partnership's class A common units are traded on the NYSE under the symbol EEP. Shares of Enbridge Energy Management, L.L.C. trade on the NYSE under the symbol EEQ.

Enbridge Energy Partners, L.P.
and/or Enbridge Energy
Management, L.L.C.
c/o BNY Mellon
Shareowner Services
P. O. Box 358015
Pittsburgh, PA 15252-8015
Telephone: (888) 749-9483
TDD: (800) 231-5469
(Hearing Assisted)
www.mellon.com/mis/investors/

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston, Texas 77002

enbridgepartners.com
enbridgemanagement.com

Investor tax information (Schedule K-1) is available on the Partnership's website.

(800) 525-3999
k1@enbridge.com

(866) 337-4636
(866) EEP-INFO
(866) EEQ-INFO
Fax: (713) 353-5637
eep@enbridge.com
eeq@enbridge.com

(713) 821-2253
Fax: (713) 821-2230
usmedia@enbridge.com



ENBRIDGE ENERGY PARTNERS, L.P.
1100 Louisiana, Suite 3300
Houston, Texas 77002
(888) 650-8900

enbridgepartners.com
enbridgemanagement.com

